Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

February 26, 2014

Fresenius Medical Care Publishes Form 20-F for the Fiscal Year 2013

Bad Homburg, Germany —Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced that it has filed the annual report 2013 under Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is available at the company’s website www.fmc-ag.com in the “Investor Relations” section as well as at the SEC’s website, www.sec.gov.

A hard copy of Fresenius Medical Care’s annual report on Form 20-F including the complete audited financial statements may be obtained from the company free of charge upon request to the company’s Investor Relations department by email at
ir@fmc-ag.com.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,250 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 270,122 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.